UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

LUCID GROUP, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

549498 103

(CUSIP Number)

Matthew Everitt, General Counsel

c/o Lucid Group, Inc.

7373 Gateway Boulevard

Newark, CA 94560

Telephone: (510) 648-3553

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS The Public Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,041,393
	8	SHARED VOTING POWER 1,822,511,290 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 1,830,552,683 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,830,552,683 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.97% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO – Sovereign Wealth Fund of the Kingdom of Saudi Arabia

1	NAME OF REPORTING PERSONS Ayar Third Investment Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,822,511,290 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,511,290 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.68% (see Item 5 below)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Turqi A. Alnowaiser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,214,789 (see Item 5 below)
	8	SHARED VOTING POWER 1,824,726,079 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 2,214,789 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,726,079 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.76% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Yasir Alsalman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 401,454 (see Item 5 below)
	8	SHARED VOTING POWER 1,822,912,744 (see Item 5 below)
	9	SOLE DISPOSITIVE POWER 401,454 (see Item 5 below)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,822,912,744 (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.70% (see Item 5 below)
14	TYPE OF REPORTING PERSON IN

EXPLANATORY STATEMENT

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the initial statement on Schedule 13D, filed on July 27, 2021 (the “Initial Schedule 13D”) by the undersigned, and amendment No. 1 to the Initial Schedule 13D, filed on November 15, 2022 (“Amendment No. 1”), amendment No. 2 to the Initial Schedule 13D, filed on December 22, 2022 (“Amendment No. 2”), amendment No. 3 to the Initial Schedule 13D, filed on June 26, 2023 (“Amendment No. 3) and amendment No. 4 to the Initial Schedule 13D filed on April 2, 2024 (“Amendment No. 4” and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, referred to as the “Prior Schedule 13D”). This Amendment No. 5 amends the Prior Schedule 13D as specifically set forth herein. Capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings given to them in the Prior Schedule 13D.

Item 2. Identity and Background

Item 2 of the Prior Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) This Schedule 13D is being filed on behalf of (i) The Public Investment Fund of Saudi Arabia (“PIF”), (ii) Turqi A. Alnowaiser and (iii) Yasir Alsalman (collectively, the “Reporting Persons”).

(b) The business/residence address for the Reporting Persons is The Public Investment Fund, P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia.

(c) The holder of record of 1,822,511,290 shares of Common Stock, including approximately 455,852,385 shares of Common Stock issuable upon conversion of the Convertible Preferred Stock (as defined herein) as of the date hereof, reported herein is Ayar Third Investment Company (“Ayar”), which is wholly owned by PIF. In its capacity as the parent company and ultimate controlling party of Ayar, PIF beneficially owns, and has both dispositive and voting power over, all of the securities reported herein held by Ayar. PIF is the sovereign wealth fund of the Kingdom of Saudi Arabia. Mr. Turqi A. Alnowaiser and Mr. Yasir Alsalman are the co-managers of Ayar, and in such capacity have the authority to vote the securities held by Ayar as reported herein. Neither Mr. Alnowaiser nor Mr. Alsalman has individual dispositive power with respect to any securities held by Ayar, as reported herein, and each disclaims beneficial ownership of the shares held by Ayar, as reported herein. In addition to the foregoing, PIF has sole voting power over 8,041,393 shares of Common Stock. In addition to the foregoing, Mr. Alnowaiser has sole voting and dispositive power over 2,214,789 shares of Common Stock held in his name and Mr. Alsalman has sole voting and dispositive power over 401,454 shares of Common Stock held in his name.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person.

Item 4. Purpose of Transaction

Item 4 of the Prior Schedule 13D is hereby amended to add the following language:

Subscription Agreement

On August 16, 2024, Ayar Third Investment Company (“Ayar”) purchased 75,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Convertible Preferred Stock”), from the Issuer in a private placement (the “Private Placement”) pursuant to a subscription agreement (the “Subscription Agreement”), dated August, 2024, for an aggregate purchase price of $750,000,000.00. The Series B Convertible Preferred Stock is convertible into the Issuer’s Class A common stock, par value $0.0001 per share (the “Common Stock”) and initially convertible into approximately 171,236,786 shares of Common Stock in the aggregate, at an initial conversion price of $4.3799 per share (the “Conversion Price”). The Conversion Price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events.

Pursuant to the Subscription Agreement, Ayar has agreed, with certain exceptions, that without prior written consent of the Issuer, it will not, for twelve months after the date of the closing of the Private Placement:

•	Directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Series B Convertible Preferred Stock or any shares of Common Stock issued pursuant to the terms thereof; or
•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Series B Convertible Preferred Stock or any shares of Common Stock issued pursuant to the terms thereof, whether any such swap or transaction is to be settled by delivery of Series B Convertible Preferred Stock, Common Stock or other securities, in cash or otherwise; or
•	make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a short sale of or the purpose of which is to offset the loss that results from a decline in the market price of the Series B Convertible Preferred Stock or the shares of Common Stock issued pursuant to the terms thereof.

Subject to certain conditions, these restrictions do not apply to transfers made as a bona fide gift or gifts, including to charitable organizations; to any person or entity controlling, controlled by, or under common control with Ayar; to a nominee or custodian of any person or entity to whom a transfer would be permissible under any of the preceding exceptions set forth in this sentence; and pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Issuer’s board of directors and made to all holders of shares of the Issuer’s capital stock involving a change of control.

The description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement included as Exhibit 10 hereto.

Designation of the Series B Convertible Preferred Stock

In connection with the closing of the Private Placement, on August 16, 2024, the Issuer filed the Certificate of Designations of Series B Convertible Preferred Stock of the Issuer (the “Certificate of Designations”).

Ranking and Dividend

The Series B Convertible Preferred Stock will rank (i) senior to the Common Stock with respect to dividends and distributions of assets upon the Company’s liquidation, dissolution or winding up and (ii) pari passu with the Company’s Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock” and, together with the Series B Convertible Preferred Stock, the “Convertible Preferred Stock”). The Series B Convertible Preferred Stock will have an initial value of $10,000 per share (the “Initial Value”). Dividends on the Series B Convertible Preferred Stock will be payable in the form of compounded dividends upon each share of Series B Convertible Preferred Stock (such payment in kind, “Compounded Returns”). Dividends will accrue on the Initial Value (as increased for any Compounded Dividends previously compounded thereon) of each share of Series B Convertible Preferred Stock at a rate of 9% per annum and will compound on the basis of quarterly dividend payment dates on each March 31, June 30, September 30 and December 31 of each year, commencing September 30, 2024.

Liquidation Preference

Upon a liquidation, dissolution or winding up of the Issuer, each holder of shares of Series B Convertible Preferred Stock (“Holder”) will be entitled to receive, with respect to each share of then-outstanding Series B Convertible Preferred Stock, out of the assets of the Issuer available for distribution to its stockholders (pari passu with the holders of any liquidation parity securities, including the Series A Convertible Preferred Stock) an amount in cash equal to the greater of (a) an amount per share of Series B Convertible Preferred Stock as of the date of such liquidation, dissolution or winding up equal to (i) the per share accrued value (as used herein, representing the Initial Value, plus any Compounded Returns, plus accrued dividends from the last dividend payment date to, and including, the relevant date of determination) (the “Accrued Value”) as of the relevant date (as defined in the Certificate of Designations) multiplied by (ii) the relevant percentage (as defined in the Certificate of Designations) (the product of (i) and (ii), the “Minimum Consideration”); and (b) the amount that such Holder would have received with respect to such share of Series B Convertible Preferred Stock based on its Accrued Value if all shares of Series B Convertible Preferred Stock had been converted at their Accrued Value (regardless of whether they were actually converted and without regard to any limitations on convertibility or to whether sufficient shares of Common Stock are available out of the Issuer’s authorized but unissued stock for the purpose of effecting such conversion) into shares of Common Stock on the business day immediately prior to the date of such liquidation, dissolution or winding up.

Conversion

Each share of Series B Convertible Preferred Stock will be convertible, at the option of the respective Holder, from time to time after the initial issue date (the “Initial Issue Date”), and without the payment of additional consideration by the Holder, (a) at any time that the closing price per share of the Common Stock on the trading day immediately preceding the date on which the Holder delivers the relevant notice of conversion is at least $5.50 (subject to certain adjustments), unless the Company otherwise consents to such conversion in its sole discretion, or (b) in all events during certain specified periods relating to a fundamental change or optional redemption by the Issuer, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the applicable Accrued Value as of the conversion date by (ii) the applicable Conversion Price in effect as of such conversion date.

Voting

Except as otherwise provided in the Certificate of Designations or by applicable law or the rules of any stock exchange on which the Company’s securities are listed, on any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders and on which matter holders of the Common Stock shall be entitled to vote, each Holder will be entitled to the number of votes equal to the number of whole shares of Common Stock into which the aggregate shares of Series B Convertible Preferred Stock held by such Holder are convertible on the record date for determining stockholders entitled to vote on such matter (subject to certain adjustments, but without regard to any limitations on convertibility or to whether sufficient shares of Common Stock are available out of the Issuer’s authorized but unissued stock for the purpose of effecting the conversion). Holders will be entitled to notice of any meeting of stockholders and, except as otherwise provided in the Certificate of Designations or otherwise required by law, to vote together as a single class with the holders of Common Stock and any other class or series of stock entitled to vote thereon. The voting power of Holders is subject to a voting cap per share equal to the quotient of the $10,000 Initial Value and $3.120 (the “Minimum Price” as calculated in accordance with the Nasdaq Listing Rules) (the “Voting Cap”).

As long as at least 10% of the aggregate number of shares of the Series B Convertible Preferred Stock issued on the Initial Issue Date remain outstanding, and subject to certain other conditions, Holders will be entitled to a separate class vote with respect to, among other things, amendments to the Issuer’s organizational documents that have an adverse effect on the Series B Convertible Preferred Stock, authorizations or issuances by the Issuer of capital stock of the Issuer that ranks senior or equal to the Series B Convertible Preferred Stock with respect to dividends or distributions on liquidation or the terms of which provide for cash dividends (other than the Common Stock), winding-up and dissolution, and decreases in the number of authorized shares of Series B Convertible Preferred Stock. The Issuer also agreed that as long as Ayar owns at least 50% of the Series B Convertible Preferred Stock issued on the Initial Issue Date, the Issuer will comply with certain debt incurrence covenants in its Credit Agreement, dated as of June 9, 2022, by and among the Company, as the Borrower Representative, the other Borrowers party thereto from time to time, the Lenders and Issuing Banks from time to time party thereto and Bank of America, N.A., as Administrative Agent, as amended, which agreement may be waived with the sole consent of Ayar.

Junior and Parity Securities

Subject to certain exceptions, unless all accumulated and unpaid dividends on the Series B Convertible Preferred Stock for all preceding quarterly dividend payment periods have been declared upon all outstanding shares of Series B Convertible Preferred Stock through the most recently completed dividend period, the Issuer (1) may not repurchase, redeem or otherwise acquire shares of any parity stock or any junior stock (which includes the Common Stock), (2) may not declare or pay dividends on any junior stock (which includes the Common Stock) and (3) may not declare or pay dividends on any parity stock, unless the respective amounts of dividends declared on the Series B Convertible Preferred Stock and each such other class or series of dividend parity stock bear the same ratio to each other as all accumulated and unpaid dividends per share of the Series B Convertible Preferred Stock and such class or series of parity stock (subject to their having been declared by the Board out of legally available funds) bear to each other, in proportion to their respective liquidation preferences at the time of declaration.

Mandatory Conversion

On or after the third anniversary of the Initial Issue Date, if at any time (i) the daily VWAP (as defined in the Certificate of Designations) of the Common Stock has been at least 200% of the Conversion Price for at least twenty (20) trading days (whether or not consecutive) during any thirty (30) consecutive trading days (including the last day of such period) and (ii) certain Common Stock liquidity conditions (as defined in the Certificate of Designations) are satisfied, the Issuer will have the right, exercisable at its election within fifteen (15) business days following completion of the applicable thirty (30) trading day period, to cause all or any portion of the Series B Convertible Preferred Stock to convert into Common Stock. The Issuer will be required to pay an additional amount per share of Series B Convertible Preferred Stock payable in cash, shares of Common Stock valued based on a five-day average daily VWAP (with the number of shares of Common Stock rounded up to the nearest whole share) or a combination thereof in respect of such conversion equal to the greater of (x) the difference between (i) the Minimum Consideration and (ii) the value of the shares of Common Stock delivered upon mandatory conversion thereof and (y) zero.

Fundamental Change

Upon a “fundamental change” (as defined in the Certificate of Designations), the Holders will be entitled, on the fundamental change repurchase date specified by the Company, to receive an amount equal to the greater of (a) the Minimum Consideration and (b) an amount equal to the value that such Holder would have received if it had converted its shares of Series B Convertible Preferred Stock into shares of Common Stock on the business day immediately before the fundamental change repurchase date. The fundamental change repurchase price may be paid in cash, shares of Common Stock (or other securities to be received by a holder of Common Stock in such Fundamental Change) valued based on a five-day average daily VWAP (with the number of shares of Common Stock rounded up to the nearest whole share), or a combination thereof, at the Issuer’s election. The Issuer may not elect to deliver shares of its Common Stock (or other securities to be received by a holder of Common Stock in such Fundamental Change) in partial or full satisfaction of the fundamental change repurchase price, if certain Common Stock liquidity conditions (as defined in the Certificate of Designations) are not satisfied.

Optional Redemption

On or after the fifth anniversary of the Initial Issue Date, the Issuer may redeem all or any portion of the Series B Convertible Preferred Stock at a redemption price per share equal to the greater of (a) the Minimum Consideration and (b) an amount equal to the value (calculated based on a twenty (20)-day average daily VWAP) of the number of shares of Common Stock issuable upon conversion at the Conversion Price on such redemption date. Such redemption price may be paid in cash, shares of Common Stock valued based on a twenty (20)-day average daily VWAP (with the number of shares of Common Stock rounded up to the nearest whole share), or a combination thereof, at the Issuer’s election. The Issuer may not pay any portion of such redemption price in shares of Common Stock if the Common Stock liquidity conditions (as defined in the Certificate of Designations) are not satisfied.

Nasdaq Rules

The Certificate of Designations provides that the number of shares of Common Stock deliverable upon conversion, redemption or repurchase of the Series B Convertible Preferred Stock will be limited as required by applicable Nasdaq listing rules, unless the Issuer shall have obtained any required stockholder approval. The Issuer and Ayar have agreed to cooperate reasonably to obtain, and Ayar has agreed to consent in respect of such stockholder approval no later than 18 months following the closing of the Private Placement. The Series B Convertible Preferred Stock is initially convertible into approximately 171,236,786 shares of Common Stock.

Remedies for Nonpayment

The Certificate of Designations provides that the dividend rate described above will be increased to a rate not exceeding 15% per annum upon certain events of noncompliance relating to a failure by the Issuer to deliver consideration due in connection with a fundamental change or optional redemption.

The description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations included as Exhibit 11 hereto.

Delayed Draw Credit Agreement

On August 4, 2024, the Company entered into a delayed draw term loan credit agreement (the “Term Loan Agreement”) providing for an unsecured delayed draw term loan facility in an aggregate principal amount of $750,000,000 with Ayar as the sole lender and as administrative agent thereunder.

The Term Loan Agreement provides for a $750,000,000 unsecured delayed draw term loan facility, which permits the Company to draw term loans from and including the Closing Date to 20 Business Days prior to August 4, 2029. As of the date hereof, the Company has not requested any draws under the Term Loan Agreement. The obligations under the Term Loan Agreement are guaranteed by the Company and certain other domestic subsidiaries of the Company. The proceeds of the delayed draw term loans may be used by the Company to provide for general corporate requirements of the Company and its restricted subsidiaries. The Term Loan Agreement contains customary representations, covenants and events of default, including, without limitation, certain covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, pay dividends, incur debt, create liens and encumbrances, redeem or repurchase stock, dispose of assets (including dispositions of material intellectual property), consummate acquisitions or other investments, prepay certain debt, engage in sale and leaseback transactions, consummate mergers and other fundamental changes, enter into restrictive agreements or modify their organizational documents. The Company is also required to maintain compliance with a minimum liquidity financial covenant of $1,000,000,000. Interest due in respect of delayed draw term loans under the Term Loan Agreement is payable according to the terms of that borrowing. Generally, interest under the Term Loan Agreement is calculated using either (i) the “Term SOFR Rate” (as defined in the Term Loan Agreement), plus an interest rate margin of 5.75% or (ii) the “Alternate Base Rate” (as defined in the Term Loan Agreement) plus an interest rate margin of 4.75%. Interest may be payable in cash or in kind, at the option of the Company. In addition to paying interest on outstanding principal under the Term Loan Agreement, the Company is required to pay a quarterly undrawn fee at a rate equal to 0.50% per annum on the total amount of the unused commitments of the delayed draw term loan facility. The final maturity date of the Term Loan Agreement is August 4, 2029.

The description of the terms of the Term Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Term Loan Agreement included as Exhibit 13 hereto.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Prior Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a)-(b)

As of the date hereof:

•	PIF directly owns 8,041,393 shares of Common Stock and has sole voting and dispositive power of such shares. PIF may, pursuant to Rule 13d-3, be deemed to beneficially own the 1,822,511,290 shares of Common Stock directly owned by Ayar, including 171,236,786 shares of Common Stock initially issuable upon conversion of the Series B Convertible Preferred Stock and 284,615,599 shares of Common Stock issuable upon conversion of the Series A Preferred Stock as of the date hereof, aggregating to a beneficial ownership of 1,830,552,683 shares. The number of shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock as of the date hereof reflects increases in the compounded returns on the shares of Series A Preferred Stock in accordance with the terms thereof. The Ayar securities and the shares of Common Stock held directly by PIF represent approximately 65.97% of the Issuer’s issued and outstanding shares Common Stock. PIF disclaims beneficial ownership of the Ayar securities except to the extent of its pecuniary interest therein.

•	Ayar directly owns 1,822,511,290 shares of Common Stock, including 171,236,786 shares of Common Stock initially issuable upon conversion of the Series B Convertible Preferred Stock and 284,615,599 shares of Common Stock issuable upon conversion of the Series A Preferred Stock as of the date hereof, and has shared voting power over such shares which represent approximately 65.68% of the Issuer’s issued and outstanding shares of Common Stock.
•	Mr. Alnowaiser, as the co-manager of Ayar, has shared voting power over 1,824,726,079 shares of Common Stock held by Ayar, including 171,236,786 shares of Common Stock initially issuable upon conversion of the Series B Convertible Preferred Stock and 284,615,599 shares of Common Stock issuable upon conversion of the Series A Preferred Stock as of the date hereof. In addition, Mr. Alnowaiser has sole voting and dispositive power over 2,214,789 shares of Common Stock held in his name. Accordingly, Mr. Alnowaiser may be deemed the beneficial owner of an aggregate of 1,824,726,079 shares of Common Stock, representing approximately 65.76% of the Issuer’s issued and outstanding shares of Common Stock. Mr. Alnowaiser disclaims beneficial ownership of any securities held by Ayar.
•	Mr. Alsalman, as the co-manager of Ayar, has shared voting power over 1,822,511,290 shares of Common Stock held by Ayar, including 171,236,786 shares of Common Stock initially issuable upon conversion of the Series B Convertible Preferred Stock and 284,615,599 shares of Common Stock issuable upon conversion of the Series A Preferred Stock as of the date hereof. In addition, Mr. Alsalman has sole voting and dispositive power over 401,454 shares of Common Stock held in his name. Accordingly, Mr. Alsalman may be deemed the beneficial owner of an aggregate of 1,822,912,744 shares of Common Stock, representing approximately 65.70% of the Issuer’s issued and outstanding shares of Common Stock. Mr. Alsalman disclaims beneficial ownership of any securities held by Ayar.

The percentages set forth in this Item 5(a) are based on 2,318,907,526 shares of Common Stock issued and outstanding as of August 2, 2024, as provided by the Issuer.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

(c) Ayar engaged in the Private Placement with the Issuer, purchasing 75,000 shares of Series B Convertible Preferred Stock for $10,000 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Prior Schedule 13D is hereby amended to add the following language:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Fourth IRA Amendment

On August 16, 2024, in connection with the closing of the Private Placement, the Issuer entered into an amendment to the Investor Rights Agreement (the “Fourth IRA Amendment”). Pursuant to the Fourth IRA Amendment, Ayar will be entitled to certain registration rights, including piggy-back and shelf registration rights, with respect to the shares of Series B Convertible Preferred Stock and any shares of Common Stock issuable upon conversion thereof.

The description of the Fourth IRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Fourth IRA Amendment included as Exhibit 12 hereto.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to add the following language:

Exhibit Number	Description of Exhibit
10	Subscription Agreement, dated August 4, 2024, between Lucid Group, Inc. and Ayar Third Investment Company (filed as Exhibit 10.1 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on August 5, 2024, and incorporated herein by reference).

11	Certificate of Designations of Series B Convertible Preferred Stock of Lucid Group, Inc. (filed as Exhibit 3.1 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on August 19, 2024, and incorporated herein by reference).

12	Amendment No. 4 to the Investors Rights Agreement, dated August 16, 2024, by and among Lucid Group, Inc., Ayar Third Investment Company and the other parties thereto (filed as Exhibit 10.1_ to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on August 19, 2024, and incorporated herein by reference).

13	Credit Agreement, dated August 4, 2024, between Lucid Group, Inc. and Ayar Third Investment Company (filed as Exhibit 10.2 to Lucid Group, Inc.’s Current Report on Form 8-K filed with the SEC on August 5, 2024, and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2024

THE PUBLIC INVESTMENT FUND

By:	The Public Investment Fund
/s/ Yasir O. AlRumayyan
Name:	Yasir O. AlRumayyan
Title:	Governor